Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, China 262714

November 17, 2011

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gulf Resources, Inc.  File No. 1-34499
December 31, 2010 Form 10-K Filed March 16, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2011
March 31, 2011 Form 10-Q Filed May 16, 2011
June 30, 2011 Form 10-Q Filed August 16, 2011

Dear Mr. O’Brien:

Gulf Resources, Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on October 5, 2011 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Prior Comments 2 and 14

1.	Please confirm that you will include this information in future filings.

Response to Comment 1: We confirm that we will include this information in future filings.

Prior Comment 12

2.
The Land Use Right certificate you have provided indicates an expiration date of 2056, yet your disclosure on pages 20 to 22 in your most recent 10-K indicates an expiration date ranging from 2052 to 2060. Please advise.

Response to Comment 2:  The Company’s bromine facilities include two major areas, mining areas with brine water pumps and production facilities.  The Land Use Right certificate, which expires in 2056, is for the production facilities at Factory No. 1 and is held by Haoyuan Chemical.  We lease the rest of our land based on lease agreement with expiration dates ranging from 2052 to 2060.  We do not have land use right certificates for these leased properties.

3.
Please clarify that the Mining Permit submitted to the Commission is for plants 1 to 4. Additionally please explain the difference between your actual bromine production and the production scale listed on your Mining Permit.

Response to Comment 3: We confirm that the mining permit relates to plants 1 to 4 and provides for a maximum production scale of 22,000 metric tonnes per year. Our actual production for plant 1to 4 for 2010 was 20,580 metric tonnes.

4.
We note that your Land Use Right indicates you are permitted for 10,790 square meters and that your Mine Permit area indicates you are permitted 52.27 square kilometers. Please tell us why your Land use Right appears to be smaller than your Mine Permit area.

Response to Comment 4:  The 10,790 square meters of land use right is for the production site at Factor No. 1.  The 52.27 square kilometers referred to in the Mine Permit is for the mining areas of Factories No 1 to 4.  As discussed on the response to comment 2 above, we do not have land use right certificates.

Prior Comment 18

5.
Please provide us with a revised draft disclosure explaining to investors how you determined that inflation did not materially impact either your revenues or expenses between 2008-2011. We understand that the PRC has been impacted by inflation and we also note the corresponding disclosure on page 13 of your 10-K. We also understand that your 2010 cost of net revenue increased 31% even though the volume of bromine sold decreased by .7% and salt volume increased by only 3.8%. Therefore it would appear that inflation may have materially impacted your cost of net revenue. If you are unable to quantify the impact of inflation on your operating results, then please provide a narrative disclosure that clearly communicates whether there were any known material rate increases during the periods presented i.e. energy prices, wage increases, raw material price increases, rent, etc. For example, absent inflation, it is unclear why your bromine segment electricity expense increased 35% in 2010 given that the local government actually “restricted the supply of electricity to your factories during 2010”. As previously requested, the required disclosure should also be provided in your future filings.

Response to Comment 5:

The Company’s future filings, both Form-10Q and Form-10K, will include a revised discussion in the MD&A as to the impact inflation had on our results of operations. The revised disclosure which we would have included in our fiscal year 2010 Form 10-K in response to this comment is as follows:

“Impact of Inflation

Inflationary factors, such as increases in the cost of raw materials and overhead costs, may adversely affect our operating results. Based on the Consumer Price Index in the PRC, the average annual rate of inflation over the three-year period from 2008 to 2010 was 2.8%. Inflationary pressures increased in 2011, reflecting the rise in our cost of raw materials and electricity expenses. For the three-month and nine-month periods ended September 30, 2011, the rates of inflation were 6.3% and 5.7%, respectively. The Company believes that in the long run the selling prices of its products could be increased at a similar level to compensate the adverse effect. In the foreseeable future, a high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

Prior Comment 19

6.
In future filings, please reclassify the 2009 crude salt segment’s resource tax expense from the general and administrative account to the cost of net revenue account, consistent with your 2010 presentation. This inconsistency impairs the comparability of your comparative financial statements. See the analogous guidance in ASC 250-10-45.

Response to Comment 6: We acknowledge Staff’s comment and will include the reclassification in future filings.

Prior Comment 21

7.
Please clarify your statement that 2009 and 2010 bromine and salt operations capital expenditures “were to stabilize their production”. Further, please tell us the extent to which any of your capital expenditures during these periods were paid to related parties

Response to Comment 7: The major raw materials for bromine production is brine water. The level of underground brine water decreases after a period of extraction. If the Company doesn’t perform regular improvement and upgrading of the brine wells, there will be a lower volume of brine water with lower bromine concentration extracted which in turn will directly affect our bromine production.  Therefore, the Company has to do improvement and upgrading of the brine water wells, or build new wells for every 5-8 years.  Such improvement and upgrading exercises will be capitalized as our plant and machinery with useful lives of 5-8 years.

Crude salt production uses the brine water waste after bromine extraction as its major raw material. The brine water waste is sent to a crude salt evaporation pan through aqueducts within the open area. The Company must continue to upgrade the aqueducts and crude salt pans for every 5-8 years to prevent the brine water from leaking and negatively impacting the crude salt production.

The company confirmed none of the capital expenditures were paid to related parties during these periods. Such upgrading exercises will be capitalized as our plant and machinery with useful lives of 5-8 years.

Prior Comment 23

8.
As previously requested, please provide an expanded and informative disclosure in MD&A about the relevant market conditions which precipitated the significant increase in 2010 bromine prices. For example, if there was an increase in PRC bromine consumption during 2010, then please elaborate on the factors which precipitated this increase. It is not clear whether certain industries were primarily responsible for the increased demand or whether the impact of each industry (real estate, apparel, pesticides, oil and gas, etc.) was generally equivalent. If bromine supply decreased or remained constant, then please disclose the known factors that constrain the bromine supply. It is not clear whether PRC bromine consumption is primarily supplied through domestic or foreign bromine supplies. Further, it is not clear whether there have been any recent discoveries of material bromine reserves either in the PRC or globally. It is not clear whether there are material barriers to entry in the PRC bromine production business. Further, the existing disclosure does not identify any known factors that can adversely impact the market price of bromine in the PRC. A discussion of changes in global and regional bromine reserves and in the availability of bromine alternatives (phosphorus-based and mineral-based flame retardants) would appear relevant. See Section 501.12.b of the Financial Reporting Codification.

Response to Comment 8: The reasons for the 2010 bromine price increase were as follows:

•           The rebound of the PRC economy caused an increase in demand for bromine from major downstream producers, which includes manufacturers of pharmaceutical, pesticides, and flame retardants. In addition new applications for bromine were introduced for cleaning up sulfur and mercury from polluted areas, and wastewater treatment.

•           The price of bromine was also affected by the macro-economic environment. The price of bromine increases if the economic conditions are good. If the economic conditions are poor, the price of bromine will decrease due to less consumer fundamentals.

•           There is no other substitute for bromine in the pharmaceutical area. Even though there is substitute for bromine in flame retardants, these substitutes are not as effective as bromine.

•           The domestic PRC bromine consumption is still based on its own domestic production Historically, there has not been much bromine imported into the PRC.

•           There were no new bromine reserves discovered in China in 2010.

Prior Comment 29

9.
We understand that nearly 100% of your cash balance is deposited with the Yangkou office of the Industrial & Commercial Bank of China. In future filings, please disclose the identity of your depository institution either in financial statement note 1(g) or in MD&A so that readers can fully understand the accompanying concentration of credit risk.

Response to Comment 9: We acknowledge Staff’s comment and will include such disclosure in future filings.

Prior Comment 30

10.
As previously requested, please disclose in MD&A the specific reasons why your receivables have increased at a greater rate than sales. For example, we note that your ratio of receivables to quarterly sales has increased in each of your last 3 quarters -- from .30 at September 30, 2010 to .70 at June 30, 2011. The increase in your June 30, 2011 receivables caused a 30% reduction in your operating cash flow. Consequently, a substantive and informative explanation in MD&A is required. The disclosure should also address whether there was any material change in your revenue recognition policies and/or the aging of your receivables during the period. Please provide us with a draft of a responsive disclosure corresponding to your June 30, 2011 financial statements.

Response to Comment 10: The Company’s future filings will include a discussion in MD&A on the specific reasons for significant changes in accounts receivable, and on any changes in our revenue recognition policies or the aging of our receivables during the period, if any. The disclosure we would have included in our Form 10-Q for the period ended June 30, 2011 in response to this comments is as follows:

“For the six-month period ended June 30, 2011 and the year ended December 31, 2010, the average turnover days of accounts receivable were 54 days and 42 days, respectively, which were within the credit terms of range from 1 to 90 days. The major reason for the significant increase in our balance of accounts receivable as of June 30, 2011 was due to the delay of settlement by our customers as a result of the recent macro-economic tightening policy imposed by the PRC government to slow down the economy in this quarter.  We are not aware of any change in our revenue recognition policy or credit policy for the six-month period ended June 30, 2011 and the year ended December 31, 2010.”

Our upcoming 2011 Form-10K will include disclosure similar to the above disclosure.

Prior Comment 32

11.
It remains unclear why your December 31, 2010 inventory increased 312% from December 31, 2009 whereas your 2010 fourth quarter sales increased only 26% over 2009. As previously requested, please fully explain this disparity in MD&A. Your disclosure should also quantify the impact of the 2 accounting changes identified in your response. Please provide us with your draft response and also the disclosures required by ASC 250.

Response to Comment 11: The Company’s future filings will include a discussion in MD&A on the specific reasons for significant changes in inventory, and on any changes in our accounting policies or the aging of our inventory during the period, if any. The disclosure we would have included in our 2011 Form 10-K in response to this comments is as follows:

“The major reasons for the significant increase in our balance of inventory as of December 31, 2010 over the last year were that:

•           we increased our raw materials level by nearly 160% in 2010 in view of the continual increase in price of raw materials;

•           we increased our inventory level of finished goods for all the segment products by triple as in 2009 in view of the uptrend selling price of bromine and crude salt in the future; and

•           we did not account for  inventory of crude salt in the consolidated balance sheet of the Company prior to and as of December 31, 2009 as its value was considered immaterial and all of the manufacturing costs were absorbed in costs of sales in 2009.  Following the strategy of higher level of finished goods in 2010, we started to account for the inventory of crude salt in 2010.”

Our 2011 Form-10K will include disclosure similar to the above disclosure.

The inclusion of goods-in-transit of finished goods in our 2010 inventory for the first time was not an “Accounting Changes and Error Corrections” as required by ASC 250, as no such cut-off item was noted in 2009. Also, the reason for exclusion of the 2009 finished goods of crude salt as inventory was that the inventory level of crude salt as of December 31, 2009 was considered immaterial and all the manufacturing costs were absorbed in cost of sales.

Prior Comment 35

12.	Please file a response to our prior comment.

Response to Comment 12: We acknowledge Staff’s prior comment 35 and will include such disclosure in future filings.

For the fourth quarter of fiscal years 2010 and 2009, our operating income margin recognized were 43.4% and 34.7%, respectively, an increase of 8.7%.  This increase resulted primarily from the increase in the selling price of bromine, which outweighed the increase in the cost of net revenue. The average selling price of bromine increased from $2,134 per tonne for the fourth quarter of fiscal year 2009 to $3,778 per tonne for the fourth quarter of fiscal year 2010, an increase of 77%.

Prior Comment 42

13.
You state that 2010 repairs and maintenance expense was only $211,649 whereas your gross PP&E balance was $136.9 million. Absent a substantive disclosure to the contrary, it appears that you may be capitalizing costs that should be expensed pursuant to your stated accounting policy. It is not clear why the expense would be so low given your disclosure on pages 19 and 20 of your 10K regarding your equipment maintenance requirements and expected annual costs of $6 million per year. Please explain how your accounting complies with U.S. GAAP and/or revise your financial statements as necessary.

Response to Comment 13: When a new factory is acquired, the Company performs upgrades to the acquired assets and capitalizes those expenses. Due to the causticity of bromine, and the more strict government environmental requirements in recent years, the Company has to continually perform repairs and maintenance for the plants after acquisition. In the few years immediately after the acquisition of a new factory, repairs and maintenance costs are lower because the upgrades we made were very recent.  However, repair and maintenance costs increase with time.  The Company estimated conservatively for future repairs and maintenance cost of approximately $6 million per year.

Prior Comment 46

14.
It does not appear that you have any employees with significant experience or training in U.S. GAAP and that you primarily rely on outside consultants to prepare your U.S. GAAP financial statements. In future filings, please expand the Sarbanes-Oxley risk factor on page 15 of your 10-K to clearly disclose this information so that readers can better assess the stated risk.

Response to Comment 14: We acknowledge Staff’s comment and confirm that we will provide the requested expanded disclosure in our risk factor relating to Sarbanes-Oxley.

15.
In your form 8-K filed March 4, 2011, you state that you changed your internal controls in response to work performed by Deloitte in 2010 and 2011. However, in both your form 10-K and in your March 31, 2011 form 10-Q you state that no material changes in internal controls were made. In order for us to understand this apparent inconsistency, please describe for us the “improvement areas identified by Deloitte” that you reference in the 8-K. Fully explain why the responsive changes you made were not disclosed in light of your statement that Deloitte’s recommendations improved your internal controls. We may have further comment.

Response to Comment 15: The areas identified by Deloitte and improvements made by us in the first quarter of 2011 are summarized as follows:

1.      Fine-tuned our organizational structure for clearer identification of the respective job duties;
2.      Carried out regular assessment to identify risk factors;
3.      Improved our gift policy on the reporting mechanism and notification procedures;
4.      Improved the checklist for month-end accounting and financial statements closing process;
5.      Updated the corresponding corporate policies, including the internal control system.

As these improvement areas were considered by us as enhancement to our existing controls and not related to any significant deficiencies, we did not disclose the details of the above improvements in our “Changes in Internal Control Over Financial Reporting”. The above were disclosed in our 2010 Form 10-K under “Management’s Report on Internal Control over Financial Reporting” of Item 9A. “Controls and Procedures”.

16.
In your December 14, 2010 form 8-K, you state that the 2009 revenues reported in your tax filing was consistent with the 2009 revenues reported in your Annual Report “after taking into account the U.S. GAAP adjustments”. Please describe for us these GAAP adjustments.

Response to Comment 16: The 2009 revenues reported in our Annual Report was actually the same as the 2009 revenues under PRC GAAP. The U.S. GAAP adjustments referred to for our PRC subsidiaries affected our net income, which are summarized as follows:

1.
Reversal of overprovision for impairment of accounts receivable, of approximately $17,000 for the year 2009, as general provisions were made by our PRC subsidiaries by reference to the aging analysis under PRC GAAP.

2.
Reduce the depreciation for Factory No. 7 and Factory No. 8, of approximately $66,000 for the year 2009, as under the PRC GAAP the share-based considerations for fixed assets acquired for Factory No. 7 and Factory No. 8 during the year 2009 were recorded at the value of the Company’s shares stated in the sale and purchase contracts.  Under the U.S. GAAP, the share-based consideration for the related fixed assets acquired were recorded at fair value of the Company’s shares as of acquisition dates, which are lower than the one under the PRC GAAP by approximately $408,000.

Prior Comment 47

17.	Please file a response to our prior comment. Fully explain your relevant calculations.

Response to Comment 17: We confirm that the Company’s future filings will provide the Schedule I financial statements based on the guidance in Article 5-04 of Regulation S-X. The disclosures would have included in our fiscal year 2010 Form 10-K in response to this comment is demonstrated below:

“Note 23 – Schedule 1 : Parent Only Financial Information

The following presents condensed parent company only financial information of Gulf Resources, Inc.

Condensed Balance Sheets

	As of December 31,
	2010	2009
Current Assets
Other receivables	$-	$2,192,920
Amounts due from subsidiaries	54,322,933	52,849,954
Total Current Assets	54,322,933	55,042,874
Investment in immediate subsidiary	139,936,042	80,584,242
Total Assets	$194,308,975	$135,627,116

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$507,917	$306,117
Amounts due to group companies	1,115,864	938,029
Total Liabilities	$1,623,781	$1,244,146

Stockholders’ Equity
PREFERRED STOCK ; $0.001 par value; 1,000,000 shares authorized none outstanding	$-	$-
COMMON STOCK; $0.0005 par value; 100,000,000 shares authorized; 34,735,912 and 34,541,066 shares issued and outstanding as of December 31, 2010 and 2009, respectively	17,368	17,271
Additional paid-in capital	66,626,584	64,718,026
Retained earnings unappropriated	106,500,085	59,808,289
Retained earnings appropriated	10,271,293	5,679,769
Cumulative translation adjustment	9,269,864	4,159,615
Total Stockholders’ Equity	192,685,194	134,382,970
Total Liabilities and Stockholders’ Equity	$194,308,975	$135,627,116

Condensed Statements of Income

	Years Ended December 31,
	2010	2009	2008
OPERATING EXPENSES
General and administrative expenses	$(2,957,467)	$(3,240,497)	$(2,196,404)
TOTAL OPERATING EXPENSES	(2,957,467)	(3,240,497)	(2,196,404)
OTHER EXPENSES
Interest expense	(764)	-	-
TOTAL OTHER EXPENSES	(764)	-	-
TOTAL EXPENSES	(2,958,231)	(3,240,497)	(2,196,404)
Equity in net income of subsidiaries	54,241,551	33,831,912	24,591,876
INCOME BEFORE TAXES	51,283,320	30,591,415	22,395,472
INCOME TAXES	-	-	-
NET INCOME	$51,283,320	$30,591,415	$22,395,472

Condensed Statements of Cash Flows

	Years Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$51,283,320	$30,591,415	$22,395,472
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of warrants	-	-	979,144
Equity earnings in unconsolidated subsidiary	(54,241,551)	(33,831,912)	(24,591,876)
Stock-based compensation expense	1,282,428	2,022,240	-
Changes in assets and liabilities:
Prepayment and deposits	-	-	145,484
Accounts payable and accrued expenses	201,800	(964,564)	852,677
Net cash provided by operating activities	(1,474,003)	(2,182,821)	(219,099)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement	2,192,920	21,307,120	-
Proceeds from exercising stock options	18,000	-	-
Advances (to)/from group companies	(736,917)	(19,124,299)	219,099
Net cash provided by financing activities	1,474,003	2,182,821	219,099
NET INCREASE IN CASH AND CASH EQUIVALENTS	-	-	-
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-	-	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$-	$-	$-
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Issuance of common stock for exercising stock options	$48	$-	$-
Issuance of common stock for exercising warrants	$8	$-	$-
Issuance of common stock for settlement of stockholder’s notes payable in subsidiaries	$-	$21,287,493	$-
Issuance of stock options to employees	$1,089,000	$606,468	$-
Issuance of warrants to non-employees	$193,428	$1,415,772	$-
Issuance of common stock for acquiring subsidiaries’ property, plant and equipment	$608,227	$6,028,588	$-

(i)	Basis of presentation

In the condensed parent-company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company’s share of net income of its subsidiaries is included in condensed statements of income using the equity method. These condensed parent-company-only financial statements should be read in connection with the consolidated financial statements and notes thereto.

(ii)	Restricted Net Assets

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of Gulf Resources, Inc. exceed 25% of the consolidated net assets of Gulf Resources, Inc. The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because a significant portion of our operations and revenues are conducted and generated in China, a significant portion of our revenues being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.”

Our calculation of the 25% rule under Rule 12-04, Schedule I of Regulation S-X is that we placed $68,444,480 with financial institutions in PRC as of December 31, 2010, approximately 36% of our consolidated net assets, which is subject to the exchange control regulation in China. We therefore confirm that our future filings will provide the Schedule I financial statements based on the guidance in Article 5-04 of Regulation S-X.

Prior Comment 48

18.
We note your response to comment 48 in our letter dated July 15, 2011. We reissue the comment in part as you continue to modify the language in paragraph 4(d) of the certifications by removing the parenthetical clause “(the registrant's fourth fiscal quarter in the case of an annual report).” In future filings, including your amendment to Form 10-Q for the quarter ended March 31, 2011, please use the exact form of certification specified in Item 601(b)(31) of Regulation S-K.

Response to Comment 18: We have included the revised certifications as Exhibit A hereto and will file an amendment to our Quarterly report on Form 10-Q for the three months ended March 31, 2011 to include such revised certifications once all of the Staff’s comments have been resolved.

Prior Comment 58

19.	Please confirm that for the year ended December 31, 2010 you computed the aggregate grant date fair value for the reported option awards in accordance with FASB ASC 718.

Response to Comment 19: We confirm that we computed the aggregate grant date fair value for the reported option awards for the year ended December 31, 2010 in accordance with FASB ASC 718.

Prior Comment 63

20.
Please amend your Form 10-Q to include the revised Item 4 language provided in Exhibit B of your letter dated July 29, 2011. In the revised Item 4 disclosure and in future filings, please state clearly whether the material weakness still exists. Regarding your changes in internal controls disclosure, when you disclose that there have been changes, as you do for the quarter ended March 31, 2011, please refrain from qualifying the disclosure with language such as “Except as described above,” or similar qualifications.

Response to Comment 20: We have attached the requested revised disclosure as Exhibit “B” hereto and intend to file an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 to include such revised disclosure once all of the Staff’s comments have been resolved.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mr. Eric Doering, Esq. our U.S. legal counsel at (212) 407-4214.

Sincerely,

Gulf Resources, Inc.

By : /s/ Xiaobin Liu
Name:  Xiaobin Liu
Title:   Chief Executive Officer

c.c. Mitchell S. Nussbaum, Esq.

       Eric Doering, Esq.

Exhibit A

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Rule 13A-14(A)/15D-14(A)
of the Securities Exchange Act of 1934

I, Xiaobin Liu, certify that:

1.  I have reviewed this quarterly report on Form 10-Q for the period ended March 31, 2011 of Gulf Resources, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

c.  evaluated the effectiveness of registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.  disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

	By:	/s/ Xiaobin Liu
Xiaobin Liu
Chief Executive Officer
Dated: November 17, 2011

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Rule 13A-14(A)/15D-14(A)
of the Securities Exchange Act of 1934

I, Min Li, certify that:

1.  I have reviewed this quarterly report on Form 10-Q for the period ended March 31, 2011 of Gulf Resources, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

c.  evaluated the effectiveness of registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.  disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s  most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

	By:	/s/ Min Li
Min Li
Chief Financial Officer
Dated: November 17, 2011

Exhibit B

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our CEO and CFO concluded that as of March 31, 2011, our disclosure controls and procedures were not effective.   This conclusion was based on material weaknesses relating to related party transaction disclosure requirements as of March 31, 2011.

(b) Changes in internal controls.

The following changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act of 1934) have been made during the three-month period ended March 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

To remediate the material weaknesses disclosed in our Annual Report on Form 10-K for the year ended December 31, 2010, related to related party transaction, we have implemented the following steps to improve our disclosure controls and procedures in relation to related party transaction disclosure requirements:

•
At beginning of each year, all employees, officers and directors are now required to sign a declaration of interest questionnaire to identify any possible conflict of interests with the Company and confirm that they have read the relevant Company’s policies. For each interim period, all officers and directors are required to provide written confirmation concerning representation of any related party transactions with the Company.

•
Starting from the second quarter of 2011, before accepting a new supplier, customer or a cooperative partner, we have carried out acceptance procedures to review the business reputation, the relationship of shareholders, officers and directors from each party as part of our internal control procedures to identify any related-party relationship. The acceptance form will be approved and signed by Company’s management before doing business with the new supplier, customer or the cooperative partner.